Exhibit 99.42

FORM 51-102F3 MATERIAL CHANGE REPORT Item 1 Name and Address of Company Sprott Inc. (“Sprott” or the “Company”) Suite 2600, South Tower, Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2J2 Item 2 Date of Material Change August 6, 2019 Item 3 News Release A news release (the “News Release”) disclosing the material change was issued on August 7, 2019 through the facilities of GlobeNewswire. A copy of the News Release has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available under the Company’s profile at www.sedar.com. Item 4 Summary of Material Change On August 7, 2019, Sprott announced that Sprott Asset Management LP (“SAM”) and Tocqueville Asset Management LP (“Tocqueville”) entered into a definitive agreement (the “Purchase Agreement”) regarding the acquisition by SAM of the Tocqueville gold strategies. Item 5 Full Description of Material Change On August 7, 2019, Sprott announced that SAM and Tocqueville entered into the Purchase Agreement regarding the acquisition by SAM of the Tocqueville gold strategies. In consideration for the acquisition of the Tocqueville gold strategies, Sprott will pay Tocqueville total consideration of up to US$50 million comprised of a payment at closing of US$10 million in cash and Sprott common shares valued at US$5 million. Tocqueville will also be eligible to receive contingent consideration valued at up to an additional US$30 million in cash and Sprott common shares valued at US$5 million 1, subject to the achievement of certain financial performance conditions over the two years following the closing of the proposed transaction. The terms and conditions of the Purchase Agreement are customary for transactions of this nature and Sprott will use cash on hand to finance the cash portion of the purchase price. Approval of Sprott shareholders will not be required. The proposed transaction remains subject to security holder approval for certain acquired strategies, regulatory and stock exchange approvals, including listing approval of the Toronto Stock Exchange for the issuance of Sprott common shares to 1 The allocation of the contingent consideration between cash and common shares may vary based on Tocqueville’s financial performance over the two year period.

Tocqueville, and other customary conditions to closing, following which it would be expected to close in January 2020. A copy of the Purchase Agreement has been filed on SEDAR. Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable. Item 7 Omitted Information Not applicable. Item 8 Executive Officer For additional information with respect to the material change referred to herein, the following person may be contacted: Arthur Einav, General Counsel Telephone number: (416) 943-8099 Item 9 Date of Report This material change report is dated August 16, 2019.